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                             November 9, 2020

       Dean Hager
       Chief Executive Officer
       Jamf Holding Corp.
       100 Washington Ave S, Suite 1100
       Minneapolis, MN 55401

                                                        Re: Jamf Holding Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
4, 2020
                                                            CIK No. 0001721947

       Dear Mr. Hager:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at 202-551-3297 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Robert E. Goedert, P.C.